Linda Crouch-McCreadie
Direct Dial: (423) 975-7623
Direct Fax: (423) 979-7623
E-Mail Address: lcrouch@bakerdonelson.com

May 26, 2009

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

Re:	Provectus Pharmaceuticals, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed May 5, 2009
File Number 333-147783

Dear Mr. Riedler:

On behalf of Provectus Pharmaceuticals, Inc. (the “Company”), this letter responds to the comment received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated May 18, 2009 with respect to Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). We have reviewed the comment letter and provide the following response on behalf of the Company. Our response is numbered to correspond with the comment letter.

General

1.
Your common stock is a “penny stock” as defined under Rule 3a51-1 of the Securities Exchange Act of 1934. Accordingly, pursuant to Instruction VII.D.1(c) to Form S-1, you are ineligible to incorporate any information by reference into your registration statement. Please amend your registration statement to include all information you currently incorporate by reference from other filings.

We do not believe the Company’s common stock is a penny stock as defined under Rule 3a51-1 of the Securities Exchange Act of 1934 (the “Exchange Act”) because the Company meets the net tangible asset requirements of Rule 3a51-1(g).  Rule 3a51-1(g) excludes from the definition of “penny stock” a security “[w]hose issuer has (1) net tangible assets (i.e., total assets less intangible assets and liabilities) in excess of $2,000,000, if the issuer has been in continuous operation for at least three years, or $5,000,000, if the issuer has been in continuous operation for less than three years; or (2) average revenue of at least $6,000,000 for the last three years.”  Further, Rule 3a51-(g) requires the calculation of net tangible assets to be based on the most recent financial statements for the issuer that have been audited and reported on by an independent public accountant in accordance with the provisions of Rule 2-02.

We believe the Company meets part (1) of the net tangible asset requirement for issuers that have been in continuous operation for at least three years. The Company’s audited financial statements as of and for the year ended December 31, 2008 are contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Commission on March 31, 2009.  Based on the audited balance sheet contained in the Form 10-K, as of December 31, 2008, the Company had total assets of $10,517,829, intangible assets of $7,610,428, and total liabilities of $462,293. We calculate that the Company’s net tangible assets as of December 31, 2008 are $2,445,108, which is in excess of the $2,000,000 threshold required by Rule 3a51-1(g)(1).

In conclusion, based on our calculations we believe the Company satisfies the threshold of $2,000,000 set forth in clause (i) above for the substantial issuer exemption and consequently is not a penny stock issuer.

Sincerely,

/s/ Linda M. Crouch-McCreadie
Linda M. Crouch-McCreadie

Cc:           Timothy C. Scott, Ph.D.

Provectus Pharmaceuticals, Inc.
7327 Oak Ridge Highway, Suite A
Knoxville, Tennessee 37931

                                                                                                                                                         May 26, 2009

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

Re:	Provectus Pharmaceuticals, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed May 5, 2009
File Number 333-147783

Dear Mr. Riedler:

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) related to the above referenced filing (the “Registration Statement”), the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•
staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                  Sincerely,

                                                  /s/ Timothy C. Scott
                                                 Timothy C. Scott, Ph.D.
                                                 President of the Company